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AuguStar Variable Insurance Products Fund, Inc.

One Financial Way

Cincinnati, Ohio 45242

February 20, 2025

VIA EDGAR TRANSMISSION

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	AUGUSTAR VARIABLE INSURANCE PRODUCTS FUND, INC.
Securities Act Registration No.: 2-67464
Investment Company Act Registration No.: 811-03015

Dear Mr. Burak:

This correspondence is in response to the oral comments the Fund received on January 23, 2025 from you with respect to the financial statements filed on Form N-CSR for AuguStar Variable Insurance Products Fund, Inc. (the “Fund”) for the fiscal year ended December 31, 2023. Thank you for the comments and for the opportunity to respond. For your convenience, your comments are described below, with the Fund’s response following the comment:

1.	Staff Comment: Three of the portfolios (AVIP iShares Managed Risk Balanced, AVIP iShares Managed Risk Growth, and AVIP iShares Managed Risk Moderate Growth) have a significant weighting (greater than 25%) in certain underlying funds. Please consider stating in the disclosures that investors can find additional information about such underlying funds by examining their disclosures, which are available at www.sec.gov.

Response: The Fund responds by stating that it intends to add such information in Fund disclosures for the portfolios when the described circumstances arise.

2.	Staff Comment: In the AVIP Fidelity Institutional AM Equity Growth portfolio, there has been a significant weighting in the information technology sector in the past. The prospectus did not include disclosure about associated risks with such weighting. Even if there isn’t a specific investment focus on information technology, please consider stating in the disclosures that the fund may focus on certain sectors, and including some discussion of the risks with such holdings.

Response: The Fund responds by stating that it intends to add such information in Fund disclosures for the portfolio when the described circumstances arise.

* * * * * *

I trust that the above responses adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (332) 529-5330.

Very truly yours,

/s/ C. Hunter Jones

C. Hunter Jones, Chief Compliance Officer

AuguStar Variable Insurance Products Fund, Inc.

cc: Michael V. Wible, Thompson Hine